News Release
NYSE-AMEX, TSX Symbol: NG

NovaGold Agrees to Purchase Ambler Copper-Zinc-Gold-Silver Project

December 22, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced that it has entered into an agreement to purchase a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit.

The Ambler property comprises 36,670 hectares (90,614 acres) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. The Arctic deposit is the most advanced deposit on the property, located approximately 290 kilometers (180 miles) southeast of Red Dog mine, the world’s largest zinc mine.

A resource estimate completed in 2008 confirmed the Arctic deposit as one of the world’s largest undeveloped copper-zinc VMS deposits, with very high grades and significant precious metal credits. On an equivalent metal basis, the average metal content exceeds 8% copper equivalent. The Arctic deposit is one of a number of VMS deposits along the 70-kilometer-long Ambler Schist Belt. The current resource estimate for the deposit is outlined below.

Resource Estimate for Arctic Deposit (1)

		In Situ Grade					Total Contained Metal
Resource Category	Tonnes (Millions)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Pb (%)	Cu (Mlb)	Zn (Mlb)	Au (Moz)	Ag (Moz)	Pb (Mlb)
Indicated	16.8	4.1	6.0	0.83	59.6	0.94	1,538	2,237	0.45	32.3	350
Inferred (2)	11.9	3.6	5.0	0.67	48.4	0.80	937	1,313	0.26	18.6	210

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2)

Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note Regarding Reserve & Resource Estimates”.

(3)

US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The report was authored by Russ White, PGeo, a qualified person as defined by NI 43-101.

“The Arctic deposit ranks among the largest and richest known VMS deposits in the world, based on both total contained metal and value per tonne. And considerable opportunity exists to identify similar deposits in the region,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “NovaGold is really going back to its roots by acquiring Ambler. We have a solid record in identifying opportunities, expanding resources and advancing those resources to reserves. NovaGold’s exploration team tripled the size of both the Donlin Creek and Galore Creek deposits through focused exploration campaigns. With those projects now at a more advanced stage, we can focus our exploration efforts on Ambler with the goal of adding another world-class property to NovaGold’s portfolio.”

Under the Purchase Agreement between NovaGold and its wholly-owned subsidiary, Alaska Gold Company (collectively “NovaGold”) and Kennecott Exploration Company and Kennecott Arctic Company (collectively “Kennecott”), NovaGold has agreed to pay Kennecott a total purchase price of US$29 million for the Ambler property to be paid as: US$5 million by the issuance of NovaGold shares, calculated by the volume weighted average price per share on the five trading days immediately preceding the effective date of the transaction; and two installments of US$12 million each, due 12 months and 24 months, respectively, after the effective date of the transaction. Kennecott will retain a 1% net smelter return royalty that can be purchased at any time for a one-time payment of US$10 million. The closing of the transaction is subject to normal conditions including obtaining regulatory approvals. The Purchase Agreement terminates the exploration agreement between NovaGold and Kennecott dated March 22, 2004, as amended, under which NovaGold had the ability to earn a 51% interest in the Ambler property. The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

Developing the Ambler Project

Work at the Ambler property throughout 2008–2009 has focused primarily on community engagement, realizing broad support for the project in the region. NovaGold has participated in the Northwestern Alaska Resource Transportation Study, working closely with the Kobuk River villages, the Northwest Arctic Borough, NANA Corporation and the State of Alaska to discuss and evaluate various transportation alternatives, specifically identifying opportunities for synergies in the region. As at all of its projects, NovaGold is committed to working with local communities and Alaska Native corporations to build a collaborative relationship, ensuring the project is developed in a manner that protects the environment and traditional cultures and brings tangible, lasting benefits to local communities.

NovaGold will continue its community engagement programs in 2010, and has appointed a project team to plan exploration activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of the other deposits in the Ambler VMS belt.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by email at info@novagold.net.

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NovaGold Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, completion of the acquisition, exploration plans at Ambler and resource estimates, and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.